Oceanstone Fund

13453 El Presidio Trail

San Diego, CA 92130

November 1, 2010

Mr. Briccio B. Barrientos

Division of Investment Management

US Securities and Exchange Commission

Washington D.C. 20549

Dear Mr. Barrientos:

Amendment #5 to the registration statement of Oceanstone Fund (the Fund) under the Investment Company Act of 1940 (post-effective amendment #4 under the Securities Act of 1933) was filed on September 10, 2010. Since then, we had three separate telephone conversations on October 10, 18, and 22, 2010, regarding revisions of this amendment to comply with the new Form N-1A.

In accordance with the new Form N-1A and your comments, I made the following revisions to the initial amendment filed on September 10, 2010:

Prospectus

Cover Page

1.

The effective date of the Prospectus is changed to November 1, 2010

Summary Sections:

2.

In accordance with the new Form N-1A, the following summary sections are added:

●Risk/Return Summary: Investment Objectives/Goals

●Risk/Return Summary: Fee Table

●Risk/Return Summary: Investments, Risks, and Performance

●Management

●Purchase and Sale of Fund Shares

●Tax Information

●Financial Intermediary Compensation

Risk/Return Summary: Fee Table

3:

Under "Shareholder Fees", the following fees are added:

Wire transfer redemption fee:

$20.00

Express mail redemption fee:

$16.25

4:

The following segments are deleted:

* A shareholder who requests that redemption proceeds be sent by express mail or transmitted by wire will be charged for the cost of such express mail or wire transfer of funds. As of the date of this Prospectus, the cost of wire transfer of funds is $20.00 and the cost of express mail is $16.25 (subject to change without notice).

** The custodial fees are deducted from the Fund’s assets and Oceanstone Capital Management, Inc. (the Adviser) reimburses the Fund for these custodial fees on a timely basis in accordance with the Investment Advisory and Management Agreement between the Fund and the Adviser.

*** Excluding the indirect costs of investing in Acquired Funds, total annual fund operating expenses would be 1.80% for the Fund.

Risk/Return Summary: Investments, Risks, and Performance

5.

The following segment is added:

Principal Investment Strategies

To achieve its investment objective, the Fund invests only in common stocks on the New York Stock Exchange, American Stock Exchange, and NASDAQ (both Global and Capital Markets), including American Depositary Receipts (ADRs) of foreign issuers, that the Fund's investment adviser believes are undervalued. The Fund will invest in small, medium, and large capitalization stocks and may engage in active and frequent trading of its portfolio securities.

6.

The paragraph "Risk of Small Capitalization Companies" is changed to:

• Risk of Small Capitalization Companies: The Fund may hold a large number of small capitalization stocks in its portfolio. Generally, small capitalization stocks have less liquidity and greater volatility in market price than medium and large capitalization stocks.

7.

The following paragraph is added:

• Risk of Medium Capitalization Companies: The Fund may also hold a large number of medium capitalization stocks in its portfolio. Generally, medium capitalization stocks have less liquidity and greater volatility in market price than large capitalization stocks.

8.

The paragraph "Portfolio Turnover Risk" is changed to:

• Portfolio Turnover Risk: The Fund's short-term capital gains from the trading activities of its portfolio stocks are distributed to shareholders and taxed as ordinary income under Federal income tax laws. Furthermore, the trading costs associated with the Fund’s frequent portfolio turnover may have a negative effect on the Fund’s performance.

9.

Under the segment "Bar Chart and Performance Table", the sentence "The accompanying table compares the Fund’s performance to that of the S&P 500 Index." is changed to "The accompanying table compares the Fund’s performance to that of a broad-based market index."

10.

The Fund's year-to-date return as of the most recent quarter is updated to:

The Fund’s total return for the period from January 1, 2010 through September 30, 2010 was 15.47%.

11.

The following segment is deleted:

(2): The S&P 500 Index is an unmanaged index generally representative of the U.S. stock market. Performance of the index includes reinvestment of income, but does not reflect fees, expenses or taxes.  The Fund’s investments vary from those in the index.

Management

12:

The following segments are added:

Investment Adviser

Oceanstone Capital Management, Inc. is the Fund's investment adviser.

Portfolio Manager

James J. Wang is the Fund's portfolio manager since its inception in 2006.

Purchase and Sale of Fund Shares

13.

The following segments are added:

The Fund's minimum initial investment is $2,000, and the minimum subsequent investment is $100.

Shareholders may redeem the Fund shares on any business day by writing to the Fund's transfer agent at: Oceanstone Fund, c/o Mutual Shareholder Services, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147. The Fund may offer its shares through a financial intermediary in the future. If purchased through a financial intermediary, you may redeem your shares on any business day through the intermediary.

4

Tax Information

14.

The following segment is added:

The Fund intends to make distributions that will be taxed as ordinary income or capital gains, unless you invest through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. Distributions for such a tax-deferred arrangement may be taxed when money is withdrawn from the arrangement.

Financial Intermediary Compensation

15.

 The following segment is added:

The Fund may offer its shares through some financial intermediaries in the future. If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Adviser may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.

Investment Objectives, Principal Investment Strategies, Related Risks

and Disclosure of Portfolio Holdings

16.

Under "Principal Related Risks", the following segments are modified to:

Market Risk: Market prices of common stocks are often volatile and unpredictable. Over a long period, a company's stock price is mainly determined by its earnings and future earnings prospects. On a short-term basis, general stock market conditions and other macroeconomic factors can have a major effect on a company's stock price. Due to the difficulty of predicting a company's future earnings and the unpredictability of these macroeconomic factors, the price declines of common stocks may be steep, sudden, and prolonged.

Risk of Small Capitalization and Medium Capitalization Companies: In the process of seeking to achieve its investment objective, the Fund may hold a large number of small and medium capitalization stocks in its portfolio. Smaller companies usually have less resources than larger companies, and their future earnings tend to be more volatile and unpredictable. Therefore, investors may have less confidence in smaller companies than in larger companies. Consequently, small and medium capitalization stocks generally have lesser liquidity and greater volatility in market price.

Management Risk: When purchasing common stock of a company, the Adviser may be wrong in its judgment of the company’s future earnings prospects. It is difficult to judge a company's future earnings prospects and easy to be wrong. Therefore, the true future earnings prospects of some of the companies that the Fund invests in may not be as good as the Adviser believes. In addition, the Fund may not be able to find sufficient number of common stocks that meet its investment criteria. If the Fund invests a portion of its cash in a money market fund, the Fund shareholders will be subject to duplicative management fees.

Non-Diversification Risk: The Fund is non-diversified and seeks only enough diversification in its portfolio to maintain its federal non-taxable status under Sub-Chapter M of Internal Revenue Code. Therefore, the Fund may invest a higher percentage of its assets in fewer stocks than an average stock mutual fund does, so the price decline of even one common stock in the Fund’s portfolio may have serious negative consequences for the Fund’s net asset value.

Portfolio Turnover Risk: In the process of seeking to achieve its investment objective, the Fund may engage in active and frequent trading of its portfolio securities. The short-term capital gains from these trading activities are distributed to shareholders and taxed as ordinary income under Federal income tax laws. Furthermore, the trading costs associated with the Fund’s frequent portfolio turnover may have a negative effect on the Fund’s performance.

Shareholder Information

17:

The paragraph "Frequent Purchases and Redemptions of Fund Shares" is changed to:

In the process of seeking to achieve its investment objective, the Fund may hold a large number of small capitalization stocks in its portfolio. Generally, small capitalization stocks have lesser liquidity and greater volatility in market price. Consequently, the Fund, due to holding such small capitalization stocks, may be susceptible to frequent short-term trading of its shares. Excessive short-term trading of the Fund shares can increase transactional expenses, produce adverse tax consequences, or interfere with the efficient execution of portfolio management strategies. In order to protect its long-term shareholders, the Fund's Board of Trustees has adopted a policy to discourage excessive short-term trading of the Fund shares and not to accommodate frequent trading by the Fund shareholders. To discourage excessive short-term trading of the Fund shares, the Fund shares may not be purchased/redeemed by telephone or facsimile, and a signature guarantee is required for redemption of the Fund shares, and this policy applies to all Fund shareholders. At this time, the Fund's Board of Trustees has decided not to impose a redemption fee for the shares held for a certain short period. If the Fund detects abusive trading of its shares in the future, the Fund reserves the right to reject purchases where excessive short-term trading is detected.

Statement of Additional Information

Front Cover Page

18.

The date for this Statement of Additional Information is changed to November 1, 2010.

Management of the Fund

19.

The following segments are added:

The following experience, qualifications, attributes, or skills of each trustee have led the Board to conclude that each trustee should continue to serve as a trustee of the Fund:

James Wang. James Wang has been the Fund's president and portfolio manager since its inception in 2006 and was a state-registered investment adviser from 2003 to 2006. He has extensive portfolio management experience in U.S. stock market.

Rajendra Prasad. Mr. Prasad has been the president and portfolio manager of Prasad Growth Fund, a SEC-registered mutual fund, since its inception in 1998. He has extensive experience in asset management business.

Wei-Wei Zhang. Mr. Zhang has been the president of Acrotics Corp. since April of 2008 and the president of Yanda Medical Research Institute in Beijing, China since May of 2010 and was the president and CEO of GenWay Biotech, Inc., from 2001 to April of 2008. He has extensive experience in business managements.

20.

The segment "compensation" was modified to:

Compensation: The Fund does not compensate its trustees directly. Starting from 1/1/2010, each independent trustee receives $500 a quarter from the Adviser for their services. The following table summarizes each independent trustee's compensation from 7/1/2009 to 6/30/2010:

Control Persons and Principal Holders of Securities

21.

The date of holdings of the Fund shares by control persons and principal holders of securities and by all officers and trustees of the Fund is updated to September 30, 2010.

Portfolio Manager

22.

The segment "compensation" is changed to:

Compensation: During the Fund’s fiscal year ended June 30, 2010, James J. Wang received a fixed salary from the Adviser for his services to the Adviser.

In furnishing this representation letter, I hereby acknowledge the following responsibilities:

1:

The Fund is responsible for the accuracy and adequacy of the disclosure in the filings;

2:

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3:

The Fund will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

Thanks for your attention.

Sincerely,

/s/ James J. Wang

James J. Wang

Oceanstone Fund